Exhibit 99.1

Hi everyone,

My name is Jennifer Yum and I’m a Senior Specialist on the acquisitions team here at Masterworks.

Our latest offering is a painting by George Condo. As one of America’s most celebrated and influential contemporary artists working today, Condo’s work has enjoyed both critical acclaim and commercial success. In 2021, Condo’s auction turnover reached over $76 million, ranking him 28th among all artists.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 260 examples of Condo’s works from around the world, many of which are priced in excess of $3 million. Of these examples, this is the eighth we have selected to be offered on the Masterworks platform.

The current offering is titled “xRxoxdxrxixgxox xaxnxdx xhxixsx xMxixsxtxrxexsxsx” and was completed by the artist in 2008. Executed in Condo’s cubist-inspired style, the work features “Rodrigo,” a recurring character in the artist’s canvases. With elements of chalk and oil used to constrict the piece, the work may act as a precursor to Condo’s highly successful “Drawing Paintings,” which proceed the Painting’s year of execution.

As of October 2022, examples similar to the Offering featuring Rodrigo, or other recurring characters, have sold in excess of $1 million at auction, including: “Rodrigo and His Muse” (2007), which sold for $1.1 million at Christie’s, Hong Kong in December 2021, “Rodrigo at his Wedding” (2007), which sold for $1.1 million at Christie’s, New York in November of 2021, and “Sketches of Jean Louis” (2006), which is larger than the Painting and sold for $1.7 million at Phillips and Poly, Hong Kong in June of 2021.

Between November 2007 and December 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 15.7%.